SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934

                     (Amendment No. 14)*

                    SEARS, ROEBUCK AND CO.

                      (Name of Issuer)

                         COMMON STOCK

               (Title of Class of Securities)

                         812387 10 8
                       (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ] .
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  812387 10 8                                     13G

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         THE SAVINGS AND PROFIT SHARING FUND OF SEARS
         EMPLOYEES
         36-6032195

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          NA

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          ILLINOIS


5    SOLE VOTING POWER

     SEE EXHIBIT A

6    SHARED VOTING POWER

     SEE EXHIBIT A

7    SOLE DISPOSITIVE POWER

     SEE EXHIBIT A

8    SHARED DISPOSITIVE POWER

     SEE EXHIBIT A

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     SEE EXHIBIT A

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.812

12   TYPE OF REPORTING PERSON*

     EP


Item 1    (a)  Name of Issuer:
               Sears, Roebuck and Co.

          (b)  Address of Issuer's Principal Executive
               Offices:
               3333 Beverly Road
               Hoffman Estates, IL 60179

Item 2    (a)  Name of Person Filing:

               The Savings and Profit Sharing Fund of Sears
               Employees

          (b)  Address of Principal Business Offices:

               233 S. Wacker, 51st Floor
               Chicago, IL  60606-6401

          (c)  Citizenship of Place of Organization:

               Illinois

          (d)  Title of Class of Securities:

               Common Stock

          (e)  CUSIP Number

               812387 10 8

Item 3    If this statement is filed pursuant to Rules
          13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  ( )  Broker or Dealer registered under Section
                    15 of the Act

          (b) ( ) Bank as defined in section 3(a)(6) of the Act

          (c)  ( )  Insurance Company as defined in section
                    3(a)(19) of the Act

          (d)  ( )  Investment Company registered under
                    section 8 of the Investment Company Act

          (e)  ( )  Investment Adviser registered under
                    section 203 of the Investment Advisers Act of 1940

          (f) (x) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                    1974 or Endowment Fund:  see Section
                    240.13d-1(b)(1)(ii)(F)

          (g)  ( )  Parent Holding Company, in accordance with
                    Section 240.13d-1(b)(ii)(G) (Note: See item 7)

          (h)  ( )  Group, in accordance with Section
                    240.13d-1(b)(1)(ii)(H)

Item 4    Ownership

          (a)  Amount Beneficially Owned:  26,598,552
                                           shares*

          (b)  Percent of Class:  6.812%

          (c)  Number of shares as to which such person has:
               (i)  sole power to vote or to direct the vote**
               (ii) shared power to vote or to direct the
                    vote**
              (iii) sole power to dispose or to direct the
                    disposition of**
               (iv) shared power to dispose or to direct the
                    disposition of**

Item 5    Ownership of Five Percent or less of a Class.

               Not Applicable

Item 6    Ownership of More than Five Percent on Behalf of
          Another Person.

Item 7    Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company**

Item 8    Identification and Classification of Members of the
          Group.

               Not Applicable

Item 9    Notice of Dissolution of Group

               Not Applicable

Item 10   Certification

      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                Signature



      After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 14, 1995


THE SAVINGS AND PROFIT SHARING
FUND OF SEARS EMPLOYEES



By      /s/ Barry H. Pike
        Barry H. Pike
        Plan Administrator

                           EXHIBIT A

      The Sears common shares are held by two separate, independent trustees. As of December 31, 1995, The Northern Trust Company of New York ("Northern") held 26,598,552 Sears shares on behalf of participants in The Savings and Profit Sharing Fund of Sears Employees (the "Fund").

      Members of the Fund are entitled to give instructions to Northern with respect to the voting of the Sears shares credited to their accounts in the Fund. The shares credited to the account of those members who forward voting instructions are voted in accordance with their instructions. If at least 50% of the shares are voted by the, members, the shares for which voting instructions have not been received from members, by the date specified by The Northern Trust Company, are voted in the same proportions as all Company Shares of that class held under the Plan with respect to which directions are received by Northern from members of the Fund. If less than 50% of the shares are voted by Fund members, Northern will vote the shares for which no instructions were received. U.S. Trust will vote the shares held in the suspense account in the same proportion as the allocated shares are voted.

      The Investment Committee of the Fund has appointed Sears Investment Management Co. ("SIMCO") a wholly owned subsidiary of Sears and a registered investment adviser under the Investment Advisers Act of 1940, as investment manager. As investment manager, SIMCO possesses investment management powers and serves at the pleasure of the Investment Committee.

      The filing of this Schedule 13G shall not be construed as an admission that the Fund or the trustees of the Fund, are for the purposes of Sections 13 (d) or 13 (g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13G.